CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2006 AUG 18 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/2000/06/LTR

15 August 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

06016161

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 10 August 2006 (*Announcement by subsidiary company, Millennium & Copthorne Hotels New Zealand Limited on Retirement of Director*);
- 14 August 2006 (*Announcement by subsidiary company, CDL Investments New Zealand Limited on appointment of new independent director*);
- 14 August 2006 (*Unaudited Second Quarter 2006 and Half Year 2006 Financial Statement and Dividend Announcement*); and
- 14 August 2006 (*Half Year 2006 Financial Report*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

dlw 8/22

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Aug-2006 12:39:31
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by subsidiary company, Millennium & Copthorne Hotels New Zealand Limited on Retirement of Director
Description	Please find attached the announcement relating to the above which was released on 10 August 2006.
Attachments:	MCNZ-RtrDir.pdf Total size = **41K** (2048K size limit recommended)

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MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND LIMITED ANNOUNCES RETIREMENT OF DIRECTOR

Media release **10 August 2006**

Millennium & Copthorne Hotels New Zealand Limited (MCK) have announced that John Henderson has retired from the Board of Directors with immediate effect.

Chairman Wong Hong Ren thanked Mr. Henderson for his service to the Company over the past six years. "John has made a very positive contribution both to the Board as an Independent Director and to the Group as a whole. We have appreciated his industry knowledge and hospitality experience and we wish him and Linda well for the future", he said.

Mr. Henderson was recently appointed as Managing Director, New Zealand of Castle Hotels and Resorts. "I very much wanted to get back into an executive role and I am looking forward to the challenges ahead. I have enjoyed my involvement with Millennium & Copthorne Hotels New Zealand as a director and I would like to express my thanks to my fellow directors and the Millennium & Copthorne management team and staff for their support and assistance during that time", he said.

Ends

Issued by Millennium & Copthorne Hotels New Zealand Ltd

Any inquiries please contact:
B K Chiu
Managing Director
Millennium & Copthorne Hotels New Zealand Ltd
(09) 913 8001

or

Takeshi Ito
Company Secretary
(09) 913 8005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2006 17:34:43
Announcement No.	00098

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by subsidiary company, CDL Investments New Zealand Limited on appointment of new independent director
Description	Please find attached the announcement relating to the above released by CDL Investments New Zealand Limited on 14 August 2006.
Attachments:	CDLINZ-ApptDir.pdf Total size = **23K** (2048K size limit recommended)

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CDL INVESTMENTS NEW ZEALAND LIMITED
ANNOUNCES APPOINTMENT OF NEW INDEPENDENT DIRECTOR

Media release **14 August 2006**

Property development and investment company CDL Investments New Zealand Limited (CDLI) today announced the appointment of John Henderson as an Independent Director to its Board.

Mr. Henderson will take up his position immediately. The Board has determined that Mr. Henderson is an Independent Director.

Ends

Issued by CDL Investments New Zealand Ltd

Any inquiries please contact:
Takeshi Ito
Company Secretary
CDL Investments New Zealand Ltd
(09) 913 8001

Unaudited Second Quarter 2006 and Half Year 2006 * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2006 17:07:30
Announcement No.	00053

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2006

Attachments:

CDL_Q2_06.pdf
Total size = **160K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

UNAUDITED SECOND QUARTER AND HALF YEAR FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 JUNE 2006

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	Note	The Group Second quarter ended 30 June 2006	2005 (restated)	Incr/ (Decr)	The Group Half year ended 30 June 2006	2005 (restated)	Incr/ (Decr)
		S$'000	S$'000	%	S$'000	S$'000	%
Revenue	(b)	601,920	584,897	2.9	1,143,316	1,102,908	3.7
Cost of sales		(281,969)	(277,362)	1.7	(535,764)	(533,380)	0.4
Gross profit		319,951	307,535	4.0	607,552	569,528	6.7
Business interruption income		-	-	-	-	39,859	(100.0)
Others		9,374	9,924	(5.5)	24,101	19,342	24.6
Other operating income [2]		9,374	9,924	(5.5)	24,101	59,201	(59.3)
Administrative expenses [3]		(105,893)	(106,948)	(1.0)	(212,232)	(213,362)	(0.5)
Other operating expenses [4]		(104,257)	(103,282)	0.9	(204,751)	(196,793)	4.0
Finance costs [5]		(35,719)	(43,083)	(17.1)	(70,623)	(79,815)	(11.5)
Share of after-tax profit of jointly-controlled entities [6]		13,291	4,921	170.1	28,644	22,429	27.7
Profit before taxation [1]	(a)	96,747	69,067	40.1	172,691	161,188	7.1
Income tax expense [7]		(22,226)	(23,323)	(4.7)	(41,265)	(54,712)	(24.6)
Profit for the period		74,521	45,744	62.9	131,426	106,476	23.4
Attributable to:							
Equity holders of the parent		**44,887**	**22,981**	95.3	**86,095**	**63,256**	36.1
Minority interests		29,634	22,763	30.2	45,331	43,220	4.9
Profit for the period		74,521	45,744	62.9	131,426	106,476	23.4
Earnings per share	(d)						
- basic		4.2 cents	1.9 cents		8.8 cents	6.3 cents	
- diluted		4.2 cents	1.8 cents		8.8 cents	6.3 cents	

Note:

(a) After excluding business interruption income of $39.8 million in 2005, profit before tax for 1H 2006 increased by 42.4% to $172.7 million (adjusted 2005: $121.3 million).

(b) Excludes the Group's share of revenue from Edelweiss Park, The Sail @ Marina Bay and Parc Emily, which are being developed by jointly-controlled entities.

(c) The comparative figures have been restated/reclassified to take into account the adjustments arising from the adoption of various new/revised Financial Reporting Standards (FRSs) and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group, or to conform with current year's presentation.

(d) Details on the computation of Earnings per share and the number of ordinary shares issued for Q2 2006 and 1H 2006 are contained in pages 13-14.

Notes to the Group's Income Statement:

(1) Profit before taxation includes the following:

	The Group Second quarter ended 30 June		The Group Half year ended 30 June	
	2006	2005 (restated)	2006	2005 (restated)
	S$'000	S$'000	S$'000	S$'000
Interest income	7,730	6,351	15,012	12,828
Profit on sale of investments, property, plant and equipment (net)	121	1,064	84	1,901
Investment income	4,085	2,324	4,203	2,726
Write-back of allowance for foreseeable losses on development properties	-	-	3,750	1,074
Depreciation and amortisation	(39,646)	(42,634)	(81,088)	(85,484)
Interest expenses	(34,833)	(40,704)	(68,769)	(76,075)
Net exchange gain/(loss)	126	(2,310)	1,350	(3,466)
Mark-to-market (loss)/gain on financial assets held for trading	(614)	(1,786)	2,721	(1,179)

(2) Other operating income, comprising mainly interest income, net exchange gain, net unrealised gain on equities held for trading, profit on sale of property, plant and equipment and miscellaneous income, decreased by $0.6 million for Q2 and $35.1 million for 1H. The decrease for 1H was mainly due to business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in Q1 2005 in respect of the Millenium Hilton New York, a hotel held by its subsidiary, Millennium & Copthorne Hotels plc, partially offset by higher net unrealised gain on equities held for trading and interest income from fixed deposits.

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees. This increased by $1.0 million for Q2 and $8.0 million for 1H mainly on account of higher utilities, property taxes, professional fees and salaries for the hotel division which was in line with the increase in its revenue.

(5) Finance costs comprise interest on borrowings, net unrealised loss on equities held for trading and amortisation of capitalised transaction costs on borrowings and debt securities. The decrease in finance costs by $7.4 million for Q2 and $9.2 million for 1H is mainly due to reduction in borrowings in 2006 and the inclusion of costs associated with planned termination of hedging instruments undertaken by a subsidiary in 2005.

(6) Share of after-tax profit of jointly-controlled entities increased by $8.4 million for Q2 and $6.2 million for 1H. The increases were mainly due to profit recognised for The Sail @ Marina Bay and Parc Emily and higher contributions from Edelweiss Park. This is partially offset by profit from sale of MyeongDong Central Building in Seoul, held by a jointly-controlled entity in which the Group has a 50% interest, recognised in Q1 2005.

(7) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

	The Group Second quarter 30 June		The Group Half year 30 June	
	2006	2005	2006	2005
The tax charge relates to the following:	S$'m	S$'m	S$'m	S$'m
Profit for the period	28.3	18.8	47.5	30.2
Business interruption insurance proceeds	-	-	-	18.7
(Over)/under provision in respect of prior periods	(6.1)	4.5	(6.3)	5.8
	22.2	23.3	41.2	54.7

The effective tax rate for the Group is 23.0% for Q2 (2005: 33.8%) and 23.9% for 1H (2005: 33.9%). Excluding the underprovision in respect of prior periods, business interruption insurance proceeds and its related tax, the effective tax rate for the Group for 2005 would be 27.2% for Q2 and 24.9% for 1H.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------>		<-- The Company --->	
		As at 30.06.2006 S$'000	As at 31.12.2005 S$'000	As at 30.06.2006 S$'000	As at 31.12.2005 S$'000
Non-current assets					
Property, plant and equipment		6,832,290	7,062,040	560,808	561,000
Intangible assets		64	73	-	-
Investments in subsidiaries		-	-	2,187,633	2,187,325
Investments in jointly-controlled entities		183,947	139,270	48,654	48,654
Financial assets		151,808	109,316	34,641	37,752
Other non-current assets		294,500	287,226	106,076	107,738
		7,462,609	7,597,925	2,937,812	2,942,469
Current assets					
Development properties		1,851,025	1,886,488	1,415,269	1,484,558
Consumable stocks		13,188	13,875	985	1,014
Financial assets		61,579	52,069	-	-
Trade and other receivables		802,093	771,177	1,271,013	1,104,580
Cash and cash equivalents		585,209	573,608	108,636	137,726
		3,313,094	3,297,217	2,795,903	2,727,878
Total assets		10,775,703	10,895,142	5,733,715	5,670,347
Equity attributable to equity holders of the parent					
Share capital	(1)	1,991,397	460,944	1,991,397	460,944
Reserves		2,541,321	4,086,872	1,841,099	3,299,588
		4,532,718	4,547,816	3,832,496	3,760,532
Minority interests		1,470,778	1,527,445	-	-
Total equity		6,003,496	6,075,261	3,832,496	3,760,532
Non-current liabilities					
Interest-bearing borrowings	(2)	2,582,979	2,679,926	489,691	917,467
Other liabilities		25,245	26,285	5,784	6,626
Employee benefits		46,348	45,877	-	-
Provisions		7,305	8,377	-	-
Deferred tax liabilities		439,105	433,549	23,161	20,437
		3,100,982	3,194,014	518,636	944,530
Current liabilities					
Bank overdrafts		2,973	2,815	-	-
Trade and other payables		613,398	611,146	649,344	772,827
Interest-bearing borrowings	(2)	965,250	910,422	713,808	175,264
Other liabilities		2,534	2,394	-	-
Employee benefits		15,850	15,602	1,253	1,191
Provision for taxation		69,458	81,630	18,178	16,003
Provisions		1,762	1,858	-	-
		1,671,225	1,625,867	1,382,583	965,285
Total liabilities		4,772,207	4,819,881	1,901,219	1,909,815
Total equity and liabilities		10,775,703	10,895,142	5,733,715	5,670,347

Notes :

(1) Following the amendments brought about by the Companies (Amendment) Act 2005 which came into operation on 30 January 2006, any amount standing to the credit of the Company's share premium account as at 29 January 2006 shall become part of the Company's share capital on 30 January 2006.

(2) These balances are stated at amortised cost after taking into consideration the related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 30/6/2006 S$'000	As at 31/12/2005 S$'000
Unsecured			
-repayable within one year		786,189	175,798
-repayable after one year		1,469,839	1,499,589
	(a)	2,256,028	1,675,387
Secured			
-repayable within one year		182,069	737,884
-repayable after one year		1,121,231	1,187,605
	(b)	1,303,300	1,925,489
Gross borrowings	(a)+(b)	3,559,328	3,600,876
Less: cash and cash equivalents		(585,209)	(573,608)
Net borrowings		2,974,119	3,027,268

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Second quarter ended 30 June		Half year ended 30 June	
	2006	2005 (restated)	2006	2005 (restated)
Operating Activities	S$'000	S$'000	S$'000	S$'000
Profit before taxation	96,747	69,067	172,691	161,188
Adjustments for:				
Depreciation and amortisation	39,646	42,634	81,088	85,484
Property, plant and equipment written off	25	41	32	61
Loss/(profit) on sale of property, plant and equipment	19	(1,064)	56	(1,901)
Share of after-tax profit of jointly-controlled entities	(13,291)	(4,921)	(28,644)	(22,429)
Interest income	(7,730)	(6,351)	(15,012)	(12,828)
Interest expenses	34,833	40,704	68,769	76,075
Dividend income	(4,085)	(2,324)	(4,203)	(2,726)
Mark-to-market loss/(gain) on financial assets held for trading	614	1,786	(2,721)	1,179
Profit on sale of investments	(140)	-	(140)	-
Ineffective portion of change in fair value of cashflow hedges	-	1,611	-	(294)
Allowance for foreseeable losses on development properties written back	-	-	(3,750)	(1,074)
Loss on liquidation of a jointly-controlled entity	1,247	-	1,247	-
Value of employee services received for issue of share options	491	646	1,006	1,022
Operating profit before working capital changes	148,376	141,829	270,419	283,757
Changes in working capital				
Development properties	104,137	91,050	99,943	65,911
Stocks, trade and other receivables	(72,247)	(51,635)	(77,890)	(82,851)
Trade and other payables	49,769	5,240	37,844	(24,948)
Employee benefits	1,698	2,859	725	3,446
Cash generated from operations	231,733	189,343	331,041	245,315
Income tax paid	(26,182)	(32,346)	(37,725)	(37,974)
Cash flows from operating activities carried forward	**205,551**	**156,997**	**293,316**	**207,341**

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Second quarter ended 30 June		Half year ended 30 June	
	2006	2005 (restated)	2006	2005 (restated)
	S$'000	S$'000	S$'000	S$'000
Cash flows from operating activities brought forward	**205,551**	**156,997**	**293,316**	**207,341**
Investing Activities				
Purchase of property, plant and equipment	(33,463)	(168,164)	(52,120)	(182,952)
Proceeds from sale of property, plant and equipment	106	3,435	248	19,185
Purchases of financial assets	(35,140)	(11,154)	(57,396)	(43,962)
Interest received	7,646	9,474	14,560	21,449
Dividends received				
- financial investments	3,620	1,925	3,715	2,255
- jointly-controlled entities	4,811	70	4,811	70
Cash flows from investing activities	(52,420)	(164,414)	(86,182)	(183,955)
Financing Activities				
Proceeds from issue of shares	30,158	11,347	51,251	24,765
Capital contribution from minority shareholders	243	168	3,549	3,088
Proceeds from term loans	4,606	336,392	469,077	403,532
Repayment of term loans	(154,023)	(309,787)	(626,888)	(439,422)
Repayment to finance leases	-	-	(2,721)	(2,713)
Proceeds from issuance of bonds and notes	128,450	131,872	328,450	241,872
Payment of transaction costs	(589)	(935)	(2,348)	(1,848)
Repayment of bonds and notes	-	(232,728)	(250,000)	(303,977)
Increase in/(repayment of) other long-term liabilities	146	(24)	336	(1,056)
Proceeds from bank loans	57,151	10,720	75,276	10,720
Fixed deposits pledged to a financial institution	(9)	(5)	(19)	(8)
Dividends paid	(122,832)	(111,487)	(133,953)	(111,487)
(Advances to)/repayment from related corporations	(9,046)	(2,925)	2,804	(8,405)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(45,254)	(50,401)	(78,088)	(87,096)
Cash flows from financing activities	(110,999)	(217,793)	(163,274)	(272,035)
Net increase/(decrease) in cash and cash equivalents carried forward	**42,132**	**(225,210)**	**43,860**	**(248,649)**

	Second quarter ended 30 June		Half year ended 30 June	
	2006	2005 (restated)	2006	2005 (restated)
	S$'000	S$'000	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	**42,132**	**(225,210)**	**43,860**	**(248,649)**
Effect of exchange rate changes on balances held in foreign currencies	(9,967)	2,276	(32,436)	4,313
Cash and cash equivalents at beginning of the period	549,026	804,261	569,767	825,663
Cash and cash equivalents at end of the period	**581,191**	**581,327**	**581,191**	**581,327**
Cash and cash equivalents comprise:-				
Cash and cash equivalents as shown in the Balance Sheet	585,209	584,723	585,209	584,723
Less: Fixed deposits pledged to a financial institution	(1,045)	(1,018)	(1,045)	(1,018)
Bank overdrafts	(2,973)	(2,378)	(2,973)	(2,378)
	581,191	**581,327**	**581,191**	**581,327**

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	<----------	Attributable	to equity	holders	of the parent	---------->			
The Group	**Share Capital S$m**	**Share Prem. S$m**	**Cap. Res. S$m**	**Other Res.* S$m**	**Exch. Fluct. Res. S$m**	**Accum. Profits S$m**	**Total S$m**	**Minority Interests S$m**	**Total Equity S$m**
At 1 January 2006	460.9	1,492.3	148.2	23.3	142.0	2,281.1	4,547.8	1,527.4	6,075.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(38.1)	-	(38.1)	(61.3)	(99.4)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.5)	-	(0.5)	0.1	(0.4)
Exchange differences on monetary items forming part of net investments in foreign entites	-	-	-	-	1.2	-	1.2	1.1	2.3
Change in fair value of equity investments available-for-sale	-	-	-	3.0	-	-	3.0	-	3.0
Net gains/(losses) recognised directly in equity	-	-	-	3.0	(37.4)	-	(34.4)	(60.1)	(94.5)
Profit for the period	-	-	-	-	-	41.2	41.2	15.7	56.9
Total recognised income and expenses for the period	-	-	-	3.0	(37.4)	41.2	6.8	(44.4)	(37.6)
Issue of ordinary shares	4.2	16.9	-	-	-	-	21.1	-	21.1
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.4	3.4
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,509.2)	-	-	-	13.1	-	-	-
Dividends	-	-	-	-	-	-	-	(4.6)	(4.6)
At 31 March 2006	1,961.2	-	148.2	26.6	104.6	2,335.4	4,576.0	1,482.0	6,058.0
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(11.9)	-	(11.9)	(13.7)	(25.6)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	-	-	-	0.4	0.4
Exchange differences on monetary items forming part of net investments in foreign entites	-	-	-	-	(2.7)	-	(2.7)	(2.4)	(5.1)
Change in fair value of equity investments available-for-sale	-	-	-	(6.7)	-	-	(6.7)	-	(6.7)
Net losses recognised directly in equity	-	-	-	(6.7)	(14.6)	-	(21.3)	(15.7)	(37.0)
Profit for the period	-	-	-	-	-	44.9	44.9	29.6	74.5
Total recognised income and expenses for the period	-	-	-	(6.7)	(14.6)	44.9	23.6	13.9	37.5
Issue of ordinary shares	30.2	-	-	-	-	-	30.2	-	30.2
Change of interest in subsidiaries	-	-	-	-	-	-	-	0.2	0.2
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Dividends	-	-	-	-	-	(97.3)	(97.3)	(25.6)	(122.9)
At 30 June 2006	1,991.4	-	148.2	20.2	90.0	2,283.0	4,532.8	1,470.7	6,003.5

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Group	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<-----Attributable to equity holders of the parent----->								
At 1 January 2005[1]	452.5	1,458.7	148.2	9.8	145.2	2,149.7	4,364.1	1,460.8	5,824.9
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(3.5)	-	(3.5)	20.9	17.4
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	0.9	-	0.9	0.3	1.2
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	0.3	-	0.3	0.3	0.6
Effective portion of change in fair value of cash flow hedges	-	-	-	2.6	-	-	2.6	2.4	5.0
Change in fair value of equity investments available-for-sale	-	-	-	4.3	-	-	4.3	-	4.3
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.4)	(1.4)	(1.2)	(2.6)
Net gains/(losses) recognised directly in equity	-	-	-	6.9	(2.3)	(1.4)	3.2	22.7	25.9
Profit for the period, restated	-	-	-	-	-	40.3	40.3	20.4	60.7
Total recognised income and expenses for the period	-	-	-	6.9	(2.3)	38.9	43.5	43.1	86.6
Issue of ordinary shares	2.7	10.7	-	-	-	-	13.4	-	13.4
Change of interest in subsidiaries	-	-	-	-	-	-	-	2.9	2.9
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
At 31 March 2005, restated	455.2	1,469.4	148.2	17.0	142.9	2,188.6	4,421.3	1,507.0	5,928.3
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	0.2	-	0.2	5.5	5.7
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.3)	-	(0.3)	(0.7)	(1.0)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	0.5	-	0.5	0.2	0.7
Effective portion of change in fair value of cash flow hedges	-	-	-	3.1	-	-	3.1	2.8	5.9
Change in fair value of equity investments available-for-sale	-	-	-	(0.3)	-	-	(0.3)	-	(0.3)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.8)	(1.8)	(1.6)	(3.4)
Net gains/(losses) recognised directly in equity	-	-	-	2.8	0.4	(1.8)	1.4	6.2	7.6
Profit for the period, restated	-	-	-	-	-	23.0	23.0	22.7	45.7
Total recognised income and expenses for the period	-	-	-	2.8	0.4	21.2	24.4	28.9	53.3
Issue of ordinary shares	2.3	9.1	-	-	-	-	11.4	-	11.4
Change of interest in subsidiaries	-	-	-	-	-	-	-	0.2	0.2
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	(59.2)	(59.2)	(52.3)	(111.5)
At 30 June 2005, restated	457.5	1,478.5	148.2	20.1	143.3	2,150.6	4,398.2	1,484.1	5,882.3

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

Note:

(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group.

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2006	460.9	1,479.2	63.7	17.7	1,739.0	3,760.5
Change in fair value of equity investments available-for-sale recognised directly in equity	-	-	-	0.7	-	0.7
Profit for the period	-	-	-	-	18.4	18.4
Total recognised income and expenses for the period	-	-	-	0.7	18.4	19.1
Issue of ordinary shares	4.2	16.9	-	-	-	21.1
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,496.1)	-	-	-	-
At 31 March 2006	1,961.2	-	63.7	18.4	1,757.4	3,800.7
Change in fair value of equity investments available-for-sale recognised directly in equity	-	-	-	(3.1)	-	(3.1)
Profit for the period	-	-	-	-	102.0	102.0
Total recognised income and expenses for the period	-	-	-	(3.1)	102.0	98.9
Issue of ordinary shares	30.2	-	-	-	-	30.2
Dividends	-	-	-	-	(97.3)	(97.3)
At 30 June 2006	1,991.4	-	63.7	15.3	1,762.1	3,832.5

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2005[1]	452.5	1,445.6	63.7	13.2	1,701.0	3,676.0
Change in fair value of equity investments available-for-sale recognised directly in equity	-	-	-	3.7	-	3.7
Profit for the period, restated	-	-	-	-	3.0	3.0
Total recognised income and expenses for the period	-	-	-	3.7	3.0	6.7
Issue of ordinary shares	2.7	10.7	-	-	-	13.4
At 31 March 2005, restated	455.2	1,456.3	63.7	16.9	1,704.0	3,696.1
Change in fair value of equity investments available-for-sale recognised directly in equity	-	-	-	(1.0)	-	(1.0)
Profit for the period, restated	-	-	-	-	-	-
Total recognised income and expenses for the period	-	-	-	(1.0)	-	(1.0)
Issue of ordinary shares	2.3	9.1	-	-	-	11.4
Dividends	-	-	-	-	(59.2)	(59.2)
At 30 June 2005, restated	457.5	1,465.4	63.7	15.9	1,644.8	3,647.3

Note:

(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

During the 3 months ended 30 June 2006, the Company issued 12,063,325 new ordinary shares pursuant to the exercise of subscription rights by bonus warrants holders, thus bringing the total number of issued ordinary shares as at 30 June 2006 to 909,301,330 (30 June 2005: 881,900,695 ordinary shares).

As at 5.00pm on 10 May 2006 being the date of expiry of the subscription rights comprised in the bonus warrants, 602,887 warrants were not exercised and accordingly have lapsed. (30 June 2005: 28,003,512 warrants outstanding).

Preference share capital

There were no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the three months ended 30 June 2006. The total number of issued Preference Shares as at 30 June 2006 and 30 June 2005 is 330,874,257.

As at 30 June 2006, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares (30 June 2005: 44,998,898 ordinary shares).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except for the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006 (refer item 5 below), the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Other than the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006, there has been no change in the accounting policies and methods of computation adopted by the Group. The adoption of the new/revised Financial Reporting Standards is not expected to have a significant impact on the financial statements of the Group.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Second quarter ended 30 June		Half year ended 30 June	
	2006	2005 (restated)	2006	2005 (restated)
Basic Earnings per share (cents)	4.2	1.9	8.8	6.3
Diluted Earnings per share (cents)	4.2	1.8	8.8	6.3
Earnings per share is calculated based on:				
a) Profit attributable to equity holders of the parent (S$'000) (*)	38,501	16,582	79,709	56,857
b) Weighted average number of ordinary shares in issue:				
- basic	911,802,112	890,243,210	909,777,626	895,558,729
- diluted (**)	911,802,112	900,494,988	909,777,626	900,341,801

* *After deducting any preference dividend declared for the period.*

** *For computation of diluted earnings per share for 2005, the weighted average number of ordinary shares has been adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares. For the quarter and half year ended 30.6.2006 and 30.6.2005, the preference shares were anti-dilutive and therefore were excluded from the calculation of fully diluted earnings per share.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/6/2006 S$	31/12/2005 S$	30/6/2006 S$	31/12/2005 S$
Net Asset Value per ordinary share based on issued share capital of 909,301,330 ordinary shares as at 30 June 2006 (888,801,058 ordinary shares as at 31 December 2005).	4.98	5.12	4.21	4.23

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

The Group continued to improve its performance in the first half of the year. Profit before taxation for 1H increased by 7.1% to $172.7 million (restated 2005: $161.2 million). Excluding the one-off insurance receipt in 2005 of $39.8 million which relates to the September 11, 2001 insurance claim, profit before taxation for 1H 2006 would have increased by 42.4% to $172.7 million (adjusted 2005: $121.3 million).

After accounting for increased profit contributions from jointly-controlled entities, taxation and minority interests, attributable profit for 1H increased by 36.1% to $86.1 million (restated 2005: $63.3 million). Excluding the one-off insurance receipt in 2005, attributable profit for 1H 2005 would have been $52.2 million. When compared against the profits for 1H 2006 of $86.1 million, this would have resulted in an increase of 64.9%.

Property

Singapore's economy grew robustly by 9.4% in the first half of the year. With this strong performance, the government has raised its full year growth forecast to between 6.5% and 7.5%, up from earlier estimates of 5% to 7%.

The residential property market continued its strong recovery led by the high-end luxury sector. Market reports have indicated that property prices for the high-end market have climbed upwards by as much as 11% in the first half of the year whereas the property prices for the mass market rose moderately by 2.2%. According to URA statistics, the average price index increase for the first half of the year was 3.3% and this reflects that the index has risen by 8.6% since the market upturn in 2004. It is worth noting that the price index increase for Q2 alone is 1.8%, the highest quarterly increase in 6 years.

Transaction volume for Q2 registered a healthy 2,527 units, an increase of 36% over the Q1 take-up rate. Total number of units sold in the first half is 4,385 units. More significantly is the turnover volume in the secondary market for Q2, which registered 3,118 units, the highest quarterly turnover in 6 years for this segment of the market.

In the period under review, the Group achieved healthy profits recognised from the presale of the high profile 1,111-unit The Sail @ Marina Bay, which is a joint venture development. Some profits were also recognised from other jointly developed projects such as Savannah CondoPark, Edelweiss Park, Parc Emily and The Pier at Robertson. The sale of the 910-unit City Square Residences, which is wholly owned by the Group, also contributed significantly to its profit for the period under review.

In late May, the Group launched Phase 1 of Residences @ Evelyn. This is a 208-unit luxurious joint-venture project at Newton/Scotts Road area. To-date, Phase 1 comprising 106 units in one of its two 33-storey towers is approximately 70% sold.

The Group officially launched its much awaited prestigious 173-unit St. Regis Residences in early June. Response for this ultra-luxurious, one and only branded residences in Singapore was overwhelming. Purchasers snapped up 38 of the 50 units released during the soft launch. To cater for more demand, two more tranches were subsequently released and so far, about 80% of the 100 units selected for release were sold, even though international marketing has not begun yet. This exquisite development not only set a new benchmark for property prices reaching over $3,000 per square foot for an apartment, but it also introduced a new era of sophisticated living in Singapore where residents can enjoy the exclusive access to a myriad of professional à la carte services to be extended by the adjoining world-renowned St. Regis Hotel. The limited number of units in this prestigious project has enabled the Group to have flexible options to market this development. With extremely strong foreign interests, especially for such a unique and incomparable one-of-a-kind project, the Group may either release more units for sale later or defer it until nearer the completion of the project. In view of the impending shortage of hotel rooms, the Group may also retain some units in this project to be managed by the 299-room St. Regis Hotel which is expected to be completed by end 2007.

The Group has established its position as a developer of niche high-end luxury projects. It kick-started the sluggish market in 2004 with the high-profile success of The Sail @ Marina Bay. Recognising that high-end properties will be in great demand when the Singapore property market begins its recovery, the Group has positioned itself to capitalise on the improving market ahead of competition by extracting prime real estates from its healthy landbank to develop and maximise the value of its assets.

In line with the Group's strategic land acquisition policy to replenish its landbank, it successfully tendered for the purchase of the Lucky Tower development, a prime residential site located at Grange Road in the Orchard vicinity, through an enbloc sale tender exercise. It paid $383 million for this 169,189 square feet site. With plot ratio of 2.1, it can be developed into a 24-storey luxurious condominium with approximately 250 residences.

The office market has performed very well in 2006 with average rental increasing by 9% in the first half of the year according to URA statistics. National average occupancy now stands at 87.7%.

The Group's office portfolio continued to enjoy healthy occupancy of about 91%. Rentals were adjusted upwards progressively in line with market rates as existing leases were renewed.

Hotel

Millennium and Copthorne Hotels plc (M&C), in which the Group has a 53% interest, delivered a strong performance in the first half of 2006 in line with the Group's expectations. Revenue was up 11% to £312.7 million (2005: £281.0 million) and a pre-tax profit of £36.1 million (2005: £39.1 million) was recorded. Results in the first half of 2005 benefited from a one-off insurance receipt of £12.8 million.

Group RevPAR for the first half of 2006 increased by 10.8% (7.6% at constant rates of exchange) with strong response in US and Asia markets, particularly in New York and Singapore.

The positive results are due to M&C's continued strategy of focusing on the operational improvement and commitment to achieving excellence in the performance of its hotels that have led to an improved profit conversion of 47.4% (2005: 37.0%) despite challenges caused by pressures in payroll and energy costs.

M&C also benefited from disposal of non-hotel operation real estate assets in Australia and secured another 7 management contracts in London, Dubai, Abu Dhabi and Sharm el Sheikh. M&C's first hotel in China, the Millennium Hongqiao Hotel Shanghai, is due to open at the end of August this year followed by the 520-room Millennium Beijing in April 2008.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for the first quarter ended 31 March 2006.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

Property

With strong fundamentals and broad-based economic recovery boosted by the proposed Integrated Resorts in Marina Bay and Sentosa, the economy is expected to maintain its healthy growth into the second half of the year and beyond.

The Group has very successfully launched its 264-unit high-end seafront prestigious development known as The Oceanfront @ Sentosa Cove in July. The response to this award-winning project was so overwhelming that almost 75% of the units were snapped up within 3 days of its soft launch. About 95% of the project has since been sold.

The Group is preparing to launch another 2 well-located developments.

The first project is The Pharos @ Waterfront located next to Grand Copthorne Waterfront Hotel. This freehold 33-storey development will accommodate 175 units of residences, most of which will have panoramic views of the Singapore River.

The other project is the redevelopment of No.1 Shenton Way (formerly known as Robina House) into an iconic, upmarket 50-storey twin tower development with 351 apartments. The unique sculptural design of this development will be distinctive. This architectural jewel will not only enhance the Singapore city skyline, but will also complement perfectly and reflect the vibrancy of the new Business Financial Centre and Marina Bay. The new downtown at Marina Bay with its many upcoming attractions such as the Integrated Resort, waterfront promenades, Garden by the Bay, world-class hotel plus a host of convention, leisure, commercial and entertainment facilities, have been carefully designed to create a dynamic and exciting 24/7 city. Inner city living in Singapore will truly be transformed and will take on a new dimension. This substantial redevelopment initiative at No. 1 Shenton Way is in line with the Group's strategy to anticipate demand, maximise the value and best utilise its real estate assets in light of the changing urban landscape.

Though the residential property market recovery is led strongly by the high-end niche projects, the mass and mid-market segments are also improving at a more moderate pace. Therefore, the Group has, in its pipeline, plans to extract from its significant landbank and develop properties at the opportune time to cater for these segments.

The Group has successfully clinched a coveted 523,246 square feet site at Sentosa Cove known as Quayside Collection for a total consideration of $255 million. Comprising a proposed 5-star 320-room marina hotel, a 3-storey commercial/retail complex and approximately 240 residences, the project was won through an intensive design competition. The Group's winning concept, now termed as The Quayside Isle, is expected to be completed by end 2009. Westin, a member of the Starwood Group, will be the operator of the hotel. This exciting integrated development will house a variety of quaint retail shops, restaurants, SOHO suites and luxury residences. It will be the new lifestyle hub for Sentosa Cove, offering residents, tourists and visitors a truly tropical marine-oriented haven.

The office market is expected to continue to perform well, especially with very limited new supply coming onto the market over the next 2 to 3 years. Rental is expected to achieve a 15 to 20% increase for the year.

As office rentals are improving robustly, the commercial portfolio of assets is now even more valuable to the Group. As a result, it is in an enviable position to consider all options or alternatives available at the appropriate and relevant time.

On the overseas front, the Group, through Real Estate Capital Asia Partners, L.P. (RECAP), a private real estate joint venture fund, has launched Phase 1, comprising 300 units, of the luxury development known as Millennium Residences located at Sukhumvit Soi 18 in Central Bangkok. Response to the sale launch is encouraging.

The Group's joint-venture hotel project in Bangkok, the Millennium Hilton, strategically located along the famous Chao Phraya River, was officially opened for business in May. Despite its short period of operation, the hotel has been performing reasonably well.

Hotel

CDL Hospitality Real Estate Investment Trust (H-REIT) acquired from the Group a 75-year lease from each of Grand Copthorne Waterfront Hotel, Orchard Hotel (including Orchard Hotel Shopping Arcade) and M Hotel, and the remaining 61 years of a 99-year leasehold interest in Copthorne King's Hotel for a total consideration of $846.3 million. The Group will continue to hold the reversionary freehold interest in the 3 hotels at the end of their 75-year leases.

CDL Hospitality Trusts (CDL H-Trusts), established by the Company's 53% owned subsidiary, Millennium & Copthorne Hotels plc (M&C), is a stapled group listed on the Singapore Exchange Securities Trading Limited, comprising H-REIT, a real estate investment trust, and CDL Hospitality Business Trust (HBT), a business trust.

The public offering of stapled securities in CDL H-Trusts consisted of 425 million stapled securities at 83 cents per stapled security, which raised $352.7 million in gross proceeds. Despite tough market conditions, the offering met with good response and the public tranche of 15 million stapled securities was 6.6 times oversubscribed while the placement tranche of 397.5 million stapled securities (excluding reserved stapled securities) was 1.9 times oversubscribed. In July 2006, the Group received cash of $822.9 million from the disposal of its hotels and the remaining purchase consideration of $23.4 million will be received in August 2006. To gain an additional platform for the Group's growth and to demonstrate its commitment to the CDL H-Trusts, the Group, through an indirect wholly-owned subsidiary of M&C, reinvested $226.6 million for a 39.1% interest in the CDL H-Trusts.

The flotation of CDL H-Trusts will unlock shareholders' value in the 4 Singapore hotel assets owned by the Group. In addition, the Group will be able, through M&C, pursue the twin strategies of revenue growth through increased fee-based income and increased investment exposure to hospitality and/or hospitality related real estate. More importantly, this transaction creates a new platform or vehicle for the Group to acquire new assets or expand further without burdening its resources. Since its listing on 19 July 2006, the stapled securities of CDL H-Trusts have been performing well.

The Group will record the effects of these transactions in its financial results for the third quarter of this year and it will include a one-off gain on the disposal. All in all, these transactions are expected to have a positive net impact on the Group's full year earnings.

As the Group Chief Executive of M&C, Tony Potter, will be leaving the group, M&C has embarked on a process to recruit a new Group Chief Executive. Mr Potter will continue in his post pending the appointment of his successor. M&C's strategy and business plans remain unchanged and it is confident that it will achieve its financial targets for the year.

Group Prospects

With better market sentiments for the real estate and hotel sectors, the Group is confident of remaining profitable for the second half of the year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

On 2 May 2006, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a non-cumulative preference dividend to holders of City Developments Limited Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 181 days, being the actual number of days comprised in the dividend period from 31 December 2005 to 29 June 2006, divided by 365 days. The preference dividend was paid on 30 June 2006.

Name of Dividend	Preference Dividend
Date of payment	30 June 2006
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2005 to 29 June 2006 (both dates inclusive)
Issue price of Preference Shares	$1.00 per Preference Share
Tax rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes.

Name of Dividend	Preference Dividend
Date of payment	30 June 2005
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2004 to 29 June 2005 (both dates inclusive)
Par value of Preference Shares*	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference Share
Tax rate	20%

* Par value of preference shares was abolished on 30 January 2006.

(c) Date payable

Not applicable.

(d) Books Closure Date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No ordinary dividend has been declared or recommended for the current financial period under review.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

By Business Segments

	<------The Group		------>		
	Second quarter ended 30 June		Half year ended 30 June		
	2006	2005 (restated)	2006	2005 (restated)	Note
	S$'000	S$'000	S$'000	S$'000	
Revenue					
Property Development	85,385	67,303	159,865	133,748	
Hotel Operations	462,880	466,400	881,184	869,572	
Rental Properties	40,544	39,154	81,045	78,905	
Others	13,111	12,040	21,222	20,683	
	601,920	584,897	1,143,316	1,102,908	
Profit before tax (*)					
Property Development	26,374	7,426	64,766	22,267	
Hotel Operations	65,015	56,137	92,064	115,446	(a)
Rental Properties	819	3,857	3,200	20,621	
Others	4,539	1,647	12,661	2,854	
	96,747	69,067	172,691	161,188	

** Includes share of after-tax profit of jointly-controlled entities.*

Note:

(a) Included in pre-tax profit for the Hotel Operations for 1H 2005 is the one-off profit of £12.8 million (approximately S$39.8 million) which arose from the settlement of the Millenium Hilton insurance claim. Excluding this one-off insurance receipt, pre-tax profit of the Hotel Operations would be $75.6 million. In comparing this with pre-tax profit for 1H 2006 of $92.1 million, Hotel Operations would have increased by 21.8%.

Excluding this one-off insurance receipt, the Group's total pre-tax profit for 1H 2006 would have increased by 42.4% to $172.7 million (adjusted 2005: $121.3 million).

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue increased by $18.1 million (or 26.9%) to $85.4 million (2005: $67.3 million) and $26.2 million (or 19.6%) to $159.9 million (2005: $133.7 million) for Q2 and 1H respectively.

Pre-tax profit increased by $19.0 million (or 256.8%) to $26.4 million (restated 2005: $7.4 million) and $42.5 million (or 190.6%) to $64.8 million (restated 2005: $22.3 million) for Q2 and 1H respectively.

Projects that contributed to both revenue and profit include City Square Residences, Savannah CondoPark, The Pier at Robertson and sale of the apartments in Zenith Residences, Sydney held by its subsidiary, Millennium & Copthorne Hotels plc. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from City Square Residences and sale of apartments in Sydney.

The increase in pre-tax profit, which is in-line with the improvement in revenue, is also due to profit recognised for The Sail @ Marina Bay and Parc Emily as well as higher contributions from Edelweiss Park.

Hotel Operations

Revenue improved by $11.6 million (or 1.3%) to $881.2 million (2005: $869.6 million) for 1H. The increase in revenue for 1H is mainly due to improvement in RevPAR which increased by 10.8% for the Group, with strong performances in the United States and Asia, particularly for Singapore market.

Pre-tax profit increased by $8.9 million (or 15.9%) to $65.0 million (restated 2005: $56.1 million) for Q2 but declined by $23.3 million (or 20.2%) to $92.1 million (restated 2005: $115.4 million) for 1H. The increase in pre-tax profit for Q2 is mainly attributable to the improvement in RevPAR. The decrease in 1H resulted from the one-off profit recognition of £12.8 million (approximately S$39.8 million) from the settlement of Millenium Hilton insurance dispute in Q1 2005. Excluding this one-off insurance receipt, the pre-tax profit for 1H would have increased by 21.8% (adjusted 2005: $75.6 million).

Rental Properties

Revenue remained relatively unchanged at $40.5 million (2005: $39.2 million) and at $81.0 million (2005: $78.9 million) for Q2 and 1H respectively.

Pre-tax profit fell to $0.8 million (restated 2005: $3.9 million) for Q2 and $3.2 million (restated 2005: $20.6 million) for 1H. The decrease in Q2 and 1H was partially due to the pre-operating costs accounted for Exchange Tower, located in Bangkok. In addition, higher profit was achieved in 1H 2005 mainly from the disposal of MyeongDong Central Building in Seoul, held by a jointly-controlled entity in which the Group has a 50% interest in Q1 2005, and disposal of units in Tanglin Shopping Centre.

Others

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has remained relatively constant at $13.1 million (2005: $12.0 million) for Q2 and at $21.2 million (2005: $20.7 million) for 1H.

Pre-tax profit for this segment increased by $2.9 million to $4.5 million (restated 2005: $1.6 million) for Q2 and $9.8 million to $12.7 million (restated 2005: $2.9 million) for 1H. The increase resulted from higher unrealised gain on equities held for trading, exchange gain on foreign currency denominated loans and higher management fees accounted.

15. **A breakdown of sales**

	<--- The Group --->					
	2006			2005 (restated)		
	Q1 S$'000	Q2 S$'000	1H S$'000	Q1 S$'000	Q2 S$'000	1H S$'000
Sales	541,396	601,920	1,143,316	518,011	584,897	1,102,908
Operating profit after tax before deducting minority interests	56,905	74,521	131,426	60,732	45,744	106,476

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2005 S$'000	Full Year 2004 S$'000
Ordinary	54,507	52,786
Special	36,338	-
Preference	12,904	7,248
Total	**103,749**	**60,034**

The first and final ordinary dividend and special ordinary dividend for 2005 of 7.5 cents and 5.0 cents per ordinary share less 20% tax respectively have been approved by the ordinary shareholders at the Annual General Meeting held on 26 April 2006 and the dividend amounts are based on the number of issued ordinary shares as at 4 May 2006.

17. Interested Person Transactions

There were no interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual in the quarter ended 30 June 2006.

18. Subsequent Event

On 26 May 2006, the Company announced that the Singapore Exchange Securities Trading Limited (SGX-ST) had granted a conditional eligibility-to-list letter for the admission of all the Stapled Securities (as defined in the announcement of 26 May 2006) in CDL Hospitality Trusts (CDL H-Trusts) to the Official List of the Main Board of the SGX-ST. CDL H-Trusts, established by the Company's 53% owned subsidiary, Millennium & Copthorne Hotels plc (M&C), is a stapled group, comprising CDL Hospitality Real Estate Investment Trust (H-REIT), a real estate investment trust, and CDL Hospitality Business Trust (HBT), a business trust.

The Company and certain wholly-owned subsidiaries of M&C, had intended to enter into various sale & purchase agreements wherein the H-REIT would acquire a 75-year leasehold interest in Grand Copthorne Waterfront Hotel Singapore from the Company, a 75-year leasehold interest in Orchard Hotel Singapore from City Hotels Pte. Ltd. (CHPL), a 75-year leasehold interest in M Hotel Singapore from Harbour View Hotel Pte. Ltd. (HVHPL), the remaining approximately 61-year term of a 99-year leasehold interest in Copthorne King's Hotel Singapore from Republic Hotels & Resorts Limited (RHRL) and a 75-year leasehold interest in Orchard Hotel Shopping Arcade from CHPL (each of the named hotels and Orchard Hotel Shopping Arcade collectively known as the "Properties"). Aggregate sale price for the Properties is approximately S$846.3 million.

On 19 July 2006, the Company announced the completion of the acquisition of Orchard Hotel Singapore and Orchard Hotel Shopping Arcade, M Hotel Singapore and Copthorne King's Hotel Singapore by H-REIT. In relation to Grand Copthorne Waterfront Hotel Singapore, H-REIT had on the same day paid 90% of the purchase price to the Company and took possession of the property. Completion of the acquisition will take place following the excision and creation of a separate strata lot to comprise Grand Copthorne Waterfront Hotel. Concurrent with the completion of the sale and purchase agreements for Orchard Hotel Singapore and Orchard Hotel Shopping Arcade, M Hotel Singapore and Copthorne King's Hotel Singapore and the delivery of possession of Grand Copthorne Waterfront Hotel Singapore, H-REIT entered into a 20-year fixed term lease with each of CHPL, HVHPL and RHRL, acting as lessees of the hotels, with an option to renew for another term of 20 years at each lessee's option. Grand Copthorne Waterfront Hotel Singapore is leased by H-REIT to RHRL.

698 million Stapled Securities at the issue price of S$0.83 per Stapled Security, issued by M&C REIT Management Limited, the manager of H-REIT, and M&C Business Trust Management Limited, the trustee-manager of HBT, were listed on the SGX-ST on 19 July 2006. The Group received cash of S$822.9m from the sale of the Properties. To gain an additional platform for the Group's growth and to demonstrate its commitment to CDL H-Trusts, the Group through an indirect wholly-owned subsidiary of M&C has subscribed for 273 million Stapled Securities, thus holding approximately 39.1% interest in CDL H-Trusts. This will be classified as an investment in associates. The results of the disposed hotels have been classified as continuing operations within the financial statements. The Group will record the effects of the transactions in its financial results for the third quarter ending 30 September 2006 which will include a one-off gain on the said disposals. Furthermore, this transaction is expected to have a positive net impact on the Group's full year earnings.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
14 August 2006

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Miscellaneous
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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2006 19:44:34
Announcement No.	00212

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Half Year 2006 Financial Report
Description	Presentation slides on the above matter is attached for information.
Attachments:	1H_2006Analyst.pdf Total size = **2418K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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Half Year Financial Report
1 Jan – 30 June 2006

14 August 2006



CITY DEVELOPMENTS LIMITED



Presentation Outline

I. Singapore Property Market

II. Operation Review

III. Financial Highlights

IV. Market Outlook






Singapore Property Market

Singapore Property Market

Property Price Index - Residential (2001 – 1H 2006)


All Residential
Index
200
180
160
140
120
100
80
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q4 05 118.2
Q1 06 120.0
Q2 06 122.1

Source: URA, 2Q 2006

Singapore Property Market

No. of New Private Residential Units Launched vs
Units Sold (Projects Under Construction) (2001 – 1H 2006)



New Units Launched
New Units Sold (Projects Under Construction)
10000
8000
6000
4000
2000
0
Number of Units
5,116
4,068
2001
2002
2003
2004
2005
1H 2006

	New Units Launched	New Units Sold (Uncompleted)
2001	8,357	6,377
2002	9,507	8,506
2003	5,216	4,497
2004	5,881	4,617
2005	8,201	7,790
1H 2006	5,116	4,068

Source : URA, 2Q 2006

Singapore Property Market

No. of Uncompleted Private Residential Units Available (2000 – 1H 2006)



Not Launched
Launched & Unsold
24,000
20,000
16,000
12,000
8,000
4,000
0
Number of Units
17,197
15,677
14,718
15,836
10,277
9,762
2001
2002
2003
2004
2005
1H 2006

	Launched & Unsold	Not Launched	Total
2001	5,540	11,657	17,197
2002	4,970	10,707	15,677
2003	4,722	9,996	14,718
2004	4,639	11,197	15,836
2005	2,949	7,328	10,277
1H 2006	3,596	6,166	9,762

Source : URA, 2Q 2006



Singapore Property Market
Property Price Index - Commercial (2001 – 1H 2006)
Index
140
120
100
80
60
40
20
0
Q2 05
88.2
Q2 06
94.9
Q2 05
74.1
Q2 06
80.1
Office
Shop
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06
Source : URA, 2Q 2006



Singapore Property Market
Average Office Rental in CBD (2001 – 1H 2006)
$psf/month
8
7
6
5
4
3
2
1
0
$6.90
$5.90
$4.00
$3.35
Raffles Place
Non CBD-Core
2001
2002
2003
2004
2005
1H 2006
Source : JLL Research, 2Q 2006

Singapore Property Market

Average Prime Level Retail Rental (2001 – 1H 2006)



$psf/month
35
30
25
20
15
10
5
0
$28.80
$29.48
$20.23
$20.50
Primary Area
(Orchard Road)
Suburban Area
2001
2002
2003
2004
2005
1H 2006

Source : JLL Research, 2Q 2006

Financial Highlights

Financial Highlights

Summary Financial Highlights

	Q2 2005 (restated)	Q2 2006	% Change	1H 2005 (restated)	1H 2006	% Change
Revenue ($m)	584.9	601.9	↑2.9	1,102.9	1,143.3	↑3.7
Other Income ($m)						
• Business Interruption Income	-	-	-	39.8	-	↓100
• Others	9.9	9.4	↓5.5	19.4	24.1	↑24.6
Finance Costs ($m)	43.1	35.7	↓17.1	79.8	70.6	↓11.5
Profit Before Tax ($m)	69.1	96.7	↑40.1	161.2	172.7	↑7.1 *
Profit After Tax & MI ($m)	23.0	44.9	↑95.3	63.3	86.1	↑36.1
Earnings Per Share (cents):						
Basic	1.9	4.2	↑121.1	6.3	8.8	↑40.0
Diluted	1.8	4.2	↑133.3	6.3	8.8	↑40.0

* After excluding business interruption income of $39.8 million in 2005, profit before tax for 1H 2006 increased by 42.4% to $172.7 million (adjusted 2005: $121.3 million).

Financial Highlights

Group Revenue by Segment



1,200
1,000
800
600
400
200
0
$ million
1,103
134
869
1,143
160
881
1H 2005
1H 2006
Property Development
Hotel Operations
Rental Properties
Others
Overall change = ↑4%

Financial Highlights

Profit Before Tax by Segment



200
150
100
50
0
$ million
161
22
115
Note (a)
173
65
93
3 Note (c)
12
1H 2005
1H 2006
Property Development
Hotel Operations
Rental Properties
Others

Note (a) : Included in pre-tax profit for the Hotel Operations for 1H 2005 is the one-off profit of £12.8 million (approximately S$39.8 million) which arose from the settlement of the Millenium Hilton insurance claim. Excluding this one-off insurance receipt, pre-tax profit of the Hotel Operations would be $75.6 million. In comparing this with pre-tax profit for 1H 2006 of $92.1 million, Hotel Operations would have increased by 21.8%. Excluding this one-off insurance receipt, the Group's total pre-tax profit for 1H 2006 would have increased by 42.4% to $172.7 million (adjusted 2005: $121.3 million).

Note (b): Includes profit from disposal of Myeongdong Central Building in Seoul

Note (c): Include pre-operating costs from Exchange Tower in Bangkok

Financial Highlights

Net Borrowings

CDL Group Total	As at 31/12/05 $m	As at 30/06/06 $m	% Change
Gross Borrowings	3,600.9	3,559.3	↓ 1
Less: Cash and Cash Equivalents	(573.6)	(585.2)	↑ 2
Net Borrowings	3,027.3	2,974.1	↓ 2

Financial Highlights

CDL's Net Gearing (%) (2001 – 30 June 2006)


140
120
100
80
60
40
20
Net Gearing (%)
121
109
93
67
65
66
2001 (restated)
2002
2003
2004 (restated)
2005
30-Jun-06

Operations Review



Operations Review

Property Development – Property Sales

CDL Group achieved sales turnover of $1.7 billion as at 10 August 2006

Operations Review

Property Development (Units sold/booked)

	Sales Value* $'000	No. of Units*
1H 2006	$815,054	386
(to date, 10 Aug 06)	$1,722,969	714
1H 2005	$768,036	1,113

No. of units sold/booked from 1 Jul to 10 Aug: 328

* Includes shares of JV partners

Operations Review

New Residential Project Launches for 2H 2006

Projects
The Oceanfront @ Sentosa Cove (Balance units)
Residences @ Evelyn (Balance units)
The Pharos @ Waterfront (Total 175 units)
One Shenton (Total 351 units)

Operations Review

Land Bank by Sector (As at 30 June 2006)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,406,916	84
Commercial / Hotel	184,554	5
Industrial	462,818	11
TOTAL	4,054,288	100



Residential* (Overseas) 12%
Industrial 11%
Commercial/ Hotel 5%
Residential (Local) 72%

Proposed GFA - 8.4 million sq ft

Operations Review

Hotel Revenue by Region


1H 2005
28%
243
9%
75
551
63%
$869m
Australia & New Zealand
North America & Europe
East & South East Asia
Overall change = ↑1 %
1H 2006
29%
259
8%
67
555
63%
$881m

Operations Review

Hotel Occupancy by Region


Hotel Occupancy Rate (%)
90
80
70
60
50
40
30
72
74
73
74
71
71
East & South East Asia
North America & Europe
Australia & New Zealand
1H 2005
1H 2006

CDL's Awards

Business Awards

Reader's Digest - Trusted Brand 2006
Voted as a Trusted Brand in its Annual Consumer Brand Preference Survey 2006, CDL is the only Gold Award winner in the Property Developer Category in Singapore

Singapore 1000 Ranking 2006 (2000 - current)
Amongst Singapore's top 1000 companies, based on turnover, net profit after tax, total assets, etc

Singapore International 100 Ranking 2006 (2005- current)
One of the top 20 companies ranked by highest overseas revenue

Project Awards

FIABCI Prix d'Excellence Awards 2006
Awarded two FIABCI Prix d'Excellence awards under the Residential Category for Changi Rise (1st Runner Up) and Goldenhill Villas (2nd Runner Up)

Building & Construction Authority Awards 2006
Awarded 10 awards, including two Green Mark Gold^Plus for exemplary green projects

RoSPA Gold 2006
The only company in Singapore to be conferred the RoSPA Gold Award 2006 for excellence in Occupational Health and Safety management in the workplace

Community Awards

Total Defence Awards 2006 - Minister for Defence Award
In recognition of CDL's consistent and unequivocal support to the SAF and Homefront Ministries towards national defence. CDL is also inducted into the prestigious Minister for Defence Awards (MIDAS) League as a leader and advocate of national defence.

Friend of the Arts (since 1997)
In support of the Arts by National Arts Council

Market Outlook

Market Outlook

Singapore Economic Outlook

- Economy grew robustly by 9.4% in the first half of the year
- Upward revision of the GDP forecast to between 6.5% and 7.5% for 2006
- Strong fundamentals and broad-based economic recovery, boosted by the proposed Integrated Resorts in Marina Bay and Sentosa and other factors
- Singapore's transformation into a truly vibrant and global city
- High-profile events such as the IMF meeting enhances Singapore's reputation and presence in the global economy



Market Outlook

Property Market - Residential

- Average private residential property price index for first half of the year was 3.3%
- Market reports indicate that property prices for high-end market climbed by as much as 11% for the first half of the year
- For Q2 alone, the price index increase is 1.8% - highest quarterly increase in 6 years
- Transaction volume for Q2 registered a healthy 2,527 units, an increase of 36% over Q1 take-up rate
- Benchmark prices set by high-end projects like St. Regis Residences & The Oceanfront @ Sentosa Cove
- Enbloc sale prices for prime estates were strong and buoyant



Market Outlook

Property Market - Office Rentals

- Office market continues to improve with average rental increasing by about 9% (based on URA statistics) in the first half of 2006. Property consultants are much more bullish with JLL reporting year-on-year increase of 44%
- Overall, national average occupancy has improved to 87.7%
- With limited supply over the next 2-3 years, the office market is expected to continue to perform well
- Market experts project office rentals to achieve a 15% to 20% increase for the year









Thank You

DEVELOPMENTS
LIMITED